United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                   TO

COMMISSION FILE NUMBER: 001-35092

A.                  Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXACT SCIENCES CORPORATION 401(K) PLAN

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXACT SCIENCES CORPORATION

441 CHARMANY DRIVE

MADISON, WI 53719

EXACT SCIENCES CORPORATION 401(K) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Exact Sciences Corporation 401(k) Plan

Madison, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Exact Sciences Corporation 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of delinquent participant contributions and schedule of assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Madison, Wisconsin

June 29, 2015

EXACT SCIENCES CORPORATION 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	December 31,
	2014	2013
Assets
Investments at fair value
Mutual funds	$725,268	$—
Pooled separate accounts	4,328,696	3,182,869
Common collective trust	64,743	59,850
Guaranteed interest account	—	5,086
Exact Sciences Corporation common stock	4,387,389	1,616,470
Total investments at fair value	9,506,096	4,864,275
Employer matching contribution receivable	1,043,406	456,030
Total assets	10,549,502	5,320,305

Liabilities	—	—
Net assets available for benefits, at fair value	10,549,502	5,320,305

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(718)	(398)

Net assets available for benefits	$10,548,784	$5,319,907

See accompanying notes to the financial statements.

EXACT SCIENCES CORPORATION 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2014

2014
Additions
Investment income
Interest and dividend income	$64,386
Net realized and unrealized appreciation in fair value of investments	2,645,689
Total investment income	2,710,075

Contributions
Participants	1,224,130
Employer	1,043,406
Rollovers	673,093
Total contributions	2,940,629
Total additions	5,650,704

Deductions
Benefits paid directly to participants	421,187
Administrative expenses	640
Total deductions	421,827
Net increase	5,228,877

Net assets available for benefits, beginning of year	5,319,907
Net assets available for benefits, end of year	$10,548,784

See accompanying notes to the financial statements.

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.   Description of Plan

The following description of the Exact Sciences Corporation 401(k) Plan and its related Trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by Exact Sciences Corporation (the “Company”) on January 1, 1998, and provides for elective contributions on the part of the participating employees and employer matching contributions of up to 6% of employees’ eligible compensation within limits established by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan extends coverage to each employee of Exact Sciences Corporation, except leased employees or nonresident aliens with no U.S. source income. The Plan has designated Exact Sciences Corporation as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of ERISA and provisions of the Internal Revenue Code of 1986, as amended (“IRC”) as it pertains to plans intended to qualify under IRC Section 401(a).

Plan Amendments

In the normal course of business, various fund options were changed in the Plan during the 2014 plan year:

•                  The PIMCO Core Plus Bond I Fund liquidated on January 27, 2014. The PIMCO Total Return Fund replaced the PIMCO Core Plus Bond I Fund on January 27, 2014.

•                  The Alliance Bernstein Principal Small Cap Growth I Fund liquidated on January 27, 2014. The Eagle Asset Management Small Cap Growth Fund replaced the Alliance Bernstein Principal Small Cap Growth I Fund on January 27, 2014.

•                  The DFA Small Cap Value II Fund liquidated on January 27, 2014. The JP Morgan Small Cap Value Fund replaced the DFA Small Cap Value II Fund on January 27, 2014.

•                  The Principal Global Mid Cap Value III Fund liquidated on January 27, 2014. The Alliance Bernstein Discovery Value I Fund replaced the Principal Global Mid Cap Value III Fund on January 27, 2014.

•                  The Principal International Emerging Markets Fund liquidated on January 27, 2014. The American Funds New World Fund replaced the Principal International Emerging Markets Fund on January 27, 2014.

Effective January 1, 2014, the Plan was amended to add a one year service period for participant vesting in employer matching contributions.

Contributions

Plan participants are permitted to make contributions in specified flat dollar amounts or specified percentages of their annual eligible compensation, subject to certain additional limitations for highly compensated employees as defined under the IRC. Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time. The Plan permits an eligible participant to make pre-tax contributions in excess of the IRC 402(g) limit. These contributions are known as “catch- up contributions.” A participant who attains age 50 during a Plan year is permitted to make catch-up contributions to the Plan, subject to the legal limit on these contributions. The legal limit on catch-up contributions was $5,500 during 2014.

Exact Sciences Corporation may make matching contributions equal to 100% of an eligible participant’s pre-tax elective contributions and Roth elective deferrals up to a maximum of 6% of the participant’s annual eligible compensation and within limits established by the Employee Retirement Income Security Act of 1974. Matching contributions are made in Exact Sciences Corporation common stock and are made once a year following the plan year. The Plan complies with the HEART Act of 2008.

Participants’ Accounts

Each participant’s account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of their elective contributions credited to their account into one or more of the investment choices which have been made available to them. Matching contributions are made in Exact Sciences Corporation common stock but the participant has the option to redirect the investment of the matching contributions credited to their account into one or more of the investment choices which have been made available to them. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employee individually manages the LifeTime Retirement Accounts and the investment results directly affect the participant’s investment balances. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s tax qualified plan).

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions are fully vested at all times. Vesting of other amounts (i.e., fully vested rights to the portion of a participant’s account arising from employer matching contributions) occurs after the participant’s period of service reaches one year. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s termination date. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested at the Plan’s normal retirement age of sixty-five, in the event of death, or if the participant incurs a disability that is considered to be total and permanent.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts may be used to pay permissible Plan expenses in accordance with the rules under ERISA and any excess may be applied as a reduction to employer matching contributions, discretionary non-elective contributions or profit sharing contributions. Forfeitures occur in any Plan year in which a terminated participant receives the portion of the matching contributions credited to his or her account that has vested in accordance with the Plan’s vesting schedule and forfeits the non-vested balance. If a terminated participant resumes employment with the employer within five years subsequent to the termination date, the forfeited amount may be restored to their matching contribution account. For the year ended December 31, 2014, no amounts were forfeited from participants’ non-vested accounts and used to pay permissible Plan expenses.

Payment of Benefits

Benefits are generally payable following a participant’s termination of employment, death or disability. Benefits are generally payable in a lump sum but may also be paid in installments or through the purchase of an annuity. Upon demonstration of substantial hardship, and in accordance with specific rules set forth by the Internal Revenue Service (“IRS”) concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.

Administrative Expenses

A portion of the Plan’s administrative expenses, primarily comprised of the costs related to printing and mailing communications to participants, and audit and legal fees, are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the participants.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities including mutual funds, pooled separate accounts, common collective trust and Company common stock. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition

All investments are carried at fair value or an approximation of fair value. Dividends are recorded on the ex-dividend date and interest is accrued as earned. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

The following provides a description of the three levels of input that may be used to measure fair value under Accounting Standards Codification 820, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 — Quoted prices available in active markets for identical assets or liabilities;

Level 2 — Inputs other than Level 1 inputs that are directly or indirectly observable;

Level 3 — Unobservable inputs in which little or no market data exists

The following table presents the financial assets the Plan measures at fair value on a recurring basis, based upon fair value hierarchy as of December 31, 2014 and 2013:

		Fair Value Measurement at December 31, 2014 Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	Fair Value at	Identical Assets	Inputs	Inputs
Description	December 31, 2014	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$725,268	$725,268	$—	$—
Pooled separate accounts	4,328,696	—	4,328,696	—
Common collective trust	64,743	—	64,743	—
Exact Sciences Corporation common stock	4,387,389	4,387,389	—	—
Total investments at fair value	$9,506,096	$5,112,657	$4,393,439	$—

		Fair Value Measurement at December 31, 2013 Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	Fair Value at	Identical Assets	Inputs	Inputs
Description	December 31, 2013	(Level 1)	(Level 2)	(Level 3)

Pooled separate accounts	$3,182,869	$—	$3,182,869	$—
Common collective trust	59,850	—	59,850	—
Guaranteed interest account	5,086	—	5,086	—
Exact Sciences Corporation common stock	1,616,470	1,616,470	—	—
Total investments at fair value	$4,864,275	$1,616,470	$3,247,805	$—

The Plan determined that there were no significant transfers between Level 1 and Level 2 investments for the years ended December 31, 2014 and 2013.

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

The following are descriptions of the composition and valuation of Plan assets measured at fair value:

Mutual Funds — Mutual funds consist of publicly traded funds of registered investment companies. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded in an active market.

Pooled Separate Accounts - Pooled separate accounts (“PSAs”) are valued at estimated fair values determined by the trustee, which represent the net asset value of units held by the Plan at the end of the year. The net asset value of a PSA is based on the fair value of its underlying investments and is not a publicly-quoted price in an active market. Prices are validated through an investment analyst review process including direct interaction with external sources or review of recent trade activity. As of December 31, 2014 and 2013, there are no unfunded commitments related to the PSAs. The PSAs may be redeemed on a daily basis with no redemption restrictions.

Common Collective Trust — The Principal Stable Value Signature Fund is a fully benefit responsive collective investment trust held by Union Bond & Trust Company (“Union”). Union is a wholly-owned subsidiary of the Principal Financial Group. The Principal Stable Value Signature Fund is presented on the statements of net assets available for benefits at fair value which differs from contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan, and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value and there are no events known to the Company which are probable of occurring which would limit the ability of the Plan to transact at contract value with participants. Fair value has been calculated based on the fair value of the underlying investment contracts in the Principal Stable Value Signature Fund as reported by the issuer. As of December 31, 2014, the contract value was $64,025 with a fair value of $64,743. As of December 31, 2013, the contract value was $59,452 with a fair value of $59,850.

The objective of the Principal Stable Value Signature Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. The common collective trust is managed to earn a consistent level of return, while providing for preservation of capital, high credit quality and liquidity to pay plan benefits. The common collective trust primarily consists of a diversified portfolio of investment contracts issued by life insurance companies, banks and other financial institutions, the performance of which may be predicated on underlying fixed income investments.

Exact Sciences Corporation Stock - The Exact Sciences Corporation common stock contains the Plan’s investment in the Company’s common stock and is based on the unadjusted quoted market price. As a result, the fair value of the stock is classified in its entirety as Level 1 within the valuation hierarchy.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Benefits

Benefits are recorded when paid.

Party-in-Interest Transactions

Some of the registered investment companies the Plan invests in are managed by affiliates of the Principal Life Insurance Company. Principal Trust Company acts as trustee for investments of the Plan. The Plan also invests in shares of Exact Sciences Corporation common stock. Therefore, Plan transactions involving these investment securities qualify as party- in-interest transactions. All of these transactions are exempt from the prohibited transaction rules of ERISA.

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

3.   Investments

Investments with a fair value greater than 5% of the net assets available for benefits are as follows:

	December 31,
	2014	2013
Mutual Funds
Principal Large Cap S&P 500 Index Separate Account	$ *	$330,185
Principal LifeTime 2020 Separate Account	**	304,502
Principal LifeTime 2030 Separate Account	750,880	398,870
Principal LifeTime 2040 Separate Account	587,871	403,809
Company stock
Exact Sciences Corporation Common Stock	4,387,389	1,616,470

*At December 31, 2014, Principal Large Cap S&P 500 Index Separate Account represented 4.8% of the fair value of the net assets available for benefits or $491,285.

**At December 31, 2014, Principal LifeTime 2020 Separate Account represented 2.9% of the fair value of the net assets available for benefits or $296,935.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in 2014, as follows:

Description	2014
Mutual funds	$(42,434)
Pooled separate accounts	207,335
Common collective trust	296
Exact Sciences Corporation common stock	2,480,492
Total	$2,645,689

4.   Income Tax Status

The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan Administrator has submitted a request for a determination letter from the IRS but has not yet been informed that the Plan and related trust are designed in accordance with applicable sections of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan has analyzed the tax positions taken and concluded that, as of December 31, 2014 and 2013, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

5.   Trustee and Custodian

The funds of the Plan are maintained under a Trust with the Principal Trust Company as Trustee. The duties and authority of the Trustee are

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

defined in the related Trust Agreement.

The Custodian of the Plan is Principal Life Insurance Company. The duties of the Custodian include administration of the trust fund (including income) at the direction of the Trustee, the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and required to render statements to the participants as to their interest in the Plan.

6.   Termination

Although it has not expressed any intent to do so, Exact Sciences Corporation has the right, in accordance with the Plan document, to terminate its participation in the Plan, subject to the provisions of ERISA and the IRC. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested. Upon termination, the Plan Administrator will take steps necessary to have the assets of the Plan distributed among the affected participants.

7. Voluntary Compliance Program

The Company identified certain computational errors and inconsistencies between the Plan document and the administrative practices of the Company related to the employer matching contributions. The Company is taking remedial actions under the Department of Labor Voluntary Compliance Program to correct the matters through a retroactive amendment to the Plan. The Company submitted its request to the IRS in June 2015, and as of the date of this report, the Company has not received a response. The potential corrective employer matching contribution to participant accounts, including lost earnings, has been quantified by the Company, which was recorded as an employer matching contribution receivable at December 31, 2014 of $207,432 in the statements of net assets available for benefits.

8. Reconciliation of the Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$10,548,784	$5,319,907
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contract	718	398
Net assets available for benefits per the Form 5500	$10,549,502	$5,320,305

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

2014
Increase in net assets available for benefits per the financial statements	$5,228,877
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contract	320
Increase in net assets available for benefits per Form 5500	$5,229,197

Exact Sciences Corporation 401(k) Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

As of December 31, 2014

EIN 02-0478229

Plan # 001

Total Fully Corrected
Participant Contributions Transferred Late to Plan Check Here if Late	Total That Constitute Nonexempt Prohibited Transactions			Under Voluntary Fiduciary Correction Program (VFCP) and
Participant Loan Repayments		Contributions Corrected	Contributions Pending	Prohibited Transaction
Are Included	Contributions Not Corrected	Outside VFCP	Correction in VFCP	Exemption 2002-51

$96	$—	$96	$—	$—

See accompanying notes to the financial statements.

Exact Sciences Corporation 401(k) Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2014

EIN 02-0478229

Plan # 001

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value

	Mutual funds
	Alliance Bernstein	Discovery Value I Fund	**	$328,866
	American Funds	New World Fund	**	257,990
	BlackRock	Global Allocation Fund	**	5,741
	Eagle Asset Management	Small Cap Growth Fund	**	49,051
	JP Morgan	Small Cap Value Fund	**	6,072
	PIMCO	Total Return Fund	**	77,548

	Pooled separate accounts
	BlackRock	Inflation Protection Separate Account	**	35,810
	Columbus Circle Investors	Mid Cap Growth Separate Account	**	51,944
	Edge Asset Management	Equity Income Separate Account	**	43,005
	Mellon Capital Management	Bond Market Index Separate Account	**	33,678
	Origin Asset Management	International I Separate Account	**	196,288
*	Principal Life Insurance Company	Government & High Quality Bond Separate Account	**	20,270
*	Principal Life Insurance Company	High Yield I Separate Account	**	74,806
*	Principal Life Insurance Company	International Small Cap Separate Account	**	49,323
*	Principal Life Insurance Company	Large Cap S&P 500 Index Separate Account	**	491,285
*	Principal Life Insurance Company	LifeTime 2015 Separate Account	**	7,111
*	Principal Life Insurance Company	LifeTime 2020 Separate Account	**	296,935
*	Principal Life Insurance Company	LifeTime 2025 Separate Account	**	267,630
*	Principal Life Insurance Company	LifeTime 2030 Separate Account	**	750,880
*	Principal Life Insurance Company	LifeTime 2035 Separate Account	**	243,924
*	Principal Life Insurance Company	LifeTime 2040 Separate Account	**	587,871
*	Principal Life Insurance Company	LifeTime 2045 Separate Account	**	156,985
*	Principal Life Insurance Company	LifeTime 2050 Separate Account	**	165,356
*	Principal Life Insurance Company	LifeTime 2055 Separate Account	**	40,960
*	Principal Life Insurance Company	LifeTime 2060 Separate Account	**	469
*	Principal Life Insurance Company	LifeTime Strategic Income Separate Account	**	149,360
*	Principal Life Insurance Company	Mid Cap S&P 400 Index Separate Account	**	160,978
*	Principal Life Insurance Company	Real Estate Securities Separate Account	**	110,299
*	Principal Life Insurance Company	Small Cap S&P 600 Index Separate Account	**	182,524
	T Rowe Price	Large Cap Growth I Separate Account	**	211,005

	Common collective trust
*	Principal Life Insurance Company	Stable Value Signature Fund	**	64,743

	Company stock
*	Exact Sciences Corporation Common Stock	Company stock	**	4,387,389

	Total			$9,506,096

* Party-in-interest to the Plan

** Participant directed investment, cost not required to be reported.

See accompanying notes to the financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Exact Sciences Corporation 401(k) Plan Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

EXACT SCIENCES CORPORATION 401(K) PLAN

By:	/s/ William J. Megan
William J. Megan
Senior Vice President, Finance
(Principal Financial Officer)

Date: June 29, 2015

EXHIBIT INDEX

Exhibit Index
No.	Description

23.1	Consent of Independent Registered Public Accounting Firm